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3H Group Hotels

The University of Tennessee at...

Hiren Desai · 3rd

CEO at 3H Group Inc

Chattanooga, Tennessee · 500+ connections ·

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1,014 followers



Thanks Ron. We appreciate the partnership with SouthEast Bank!

Hiren replied to a comment

Experience

CEO

3H Group Hotels

Education

The University of Tennessee at Chattanooga

Bachelor of Science, Economics & Industrial Management

1988 – 1991

Seaford College

1983 – 1990

Skills & Endorsements

Hospitality · 61

Shaan Desai and 60 connections have given endorsements for this skill

Hotels · 55

Endorsed by **Paul Breslin, CHA, CHE, ISHC, HAMA and 1 other who is highly skilled at this**

Hospitality Industry · 43

Frank Baker and 42 connections have given endorsements for this skill

Industry Knowledge

Hotel Management · 29

Strategic Planning · 22

Hospitality Management · 19

Yield Management · 8

Restaurants · 5

Real Estate Development · 3

Sales Management · 3

Business Planning · 2

Disposition · 1

Investment Properties · 1

Commercial Real Estate · 1

Budgets · 22

Revenue Analysis · 20

Food & Beverage · 10

Marketing Strategy · 6

Pre-opening · 4

Real Estate · 3

Renovation · 2

Real Estate Economics · 1

Tourism · 1

Financial Modeling · 1

Real Estate Transactions

Interpersonal Skills

Contract Negotiation · 21

Team Building · 7

Negotiation · 6

Other Skills

Resorts · 40

New Business Development · 3

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Recommendations

Received (1)   Given (0)

Bhupesh Patel
CEO at B.N. Patel & Associates
December 31, 2014, Hiren was a client of Bhupesh's

I have known Hiren for many years and has found him to be a person that you can reply upon. His business acumen is excellent and is very much growth oriented. I admire his business strategies which has given him a great success.

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